SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc

Annual General Meeting

September 20, 2013

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action to be taken, you are recommended to consult your bank manager, stockbroker, solicitor, accountant or other professional adviser immediately (being, in the case of United Kingdom shareholders, an independent financial adviser authorised under the Financial Services and Markets Act, 2000 of the United Kingdom and, in the case of Irish shareholders, an organisation or firm authorised or exempted under the European Communities (Markets in Financial Instruments) Regulations (Nos 1 to 3) 2007 of Ireland or the Investment Intermediaries Act 1995 of Ireland (as amended).

If you have sold or transferred all of your Ordinary Shares in Ryanair Holdings plc, please send this Notice together with the accompanying documents to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

_________________________________________________________________________________________________________________________________________________________________________________

A letter from the Chairman to Shareholders regarding the Annual General Meeting of Ryanair Holdings plc, to be held at The Radisson Blu Hotel, Dublin Airport, Co. Dublin, Ireland on September 20, 2013 at 9.00 a.m. is set out on pages 1 to 2 of this document. The Notice of the Meeting is set out on pages 3 to 5 of this document.

_________________________________________________________________________________________________________________________________________________________________________________

LETTER FROM THE CHAIRMAN TO THE SHAREHOLDERS
OF RYANAIR HOLDINGS PLC

____________________________________________________________________________________________________________________________________________________________

Dear Shareholder,

I am pleased to inform you that the Annual Report and Financial Statements for Ryanair Holdings plc for the year ended March 31, 2013, are now available on our website www.ryanair.com. You will find the Notice of the Annual General Meeting set out on pages 3 to 5 of this document. The Annual General Meeting will be held on September 20, 2013 at 9.00 a.m. in The Radisson Blu Hotel, Dublin Airport, Co. Dublin, Ireland.

Action to be taken

Proxy Form

You will find enclosed a Form of Proxy and Attendance Card for the Annual General Meeting.  Whether or not you wish to attend the Annual General Meeting you should complete and sign the Form of Proxy and return it by no later than 9.00 a.m. on September 18, 2013 to Capita Registrars (Ireland) Limited, P.O. Box 7117, Dublin 2, Ireland (Please see notes 4 and 5 attached). Completion and return of the Form of Proxy will not preclude you from attending and voting at the Annual General Meeting, should you wish to do so. If you wish to attend the Annual General Meeting in person please bring your Attendance Card with you. If you appoint a person other than the Chairman or any other officer of Ryanair Holdings plc as your proxy, please give your Attendance Card to that person for his/her admission to the Meeting.

Special Business to be considered at the Annual General Meeting

Your attention is drawn to the Notice of Meeting on pages 3 to 5 which sets out matters to be considered at the Annual General Meeting. In addition to the ordinary business there are four Resolutions relating to special business.

Resolution 4 - Directors' Authority to Allot Ordinary Shares

The Directors are seeking to renew their authority to allot shares in the authorised but unissued share capital of the Company for the period up to September 20, 2018.

Resolution 5 - Disapplication of Statutory pre-emption Rights

As was the case at previous years' Annual General Meetings, the Directors are seeking authority to allot Ordinary Shares without first offering them to existing shareholders in accordance with statutory pre-emption rights where the Ordinary Shares are allotted:-

(a) on the exercise of any option in accordance with the provisions of the existing Ryanair Holdings plc Share Option Plans of 2000, 2003 and (subject to the passing of resolution 7) 2013;

(b) in connection with a rights issue; and

(c) otherwise than in pursuance of (a) and (b) above, up to an aggregate nominal value of the greater of €451,911 or 5% of the then issued share capital of the Company.

It is proposed to renew this authority for the period expiring fifteen months from the passing of this Resolution or, if earlier, on the day following the next Annual General Meeting of the Company.

Resolution 6 - Authority to Repurchase Shares

At the Extraordinary General Meeting held on April 19, 2012 (the EGM) the Directors sought and obtained an amendment to the share repurchase authority granted at previous years' Annual General Meetings to allow the Company to repurchase shares from both the Ordinary Share pool and the American Depositary Share (the ADS) pool. The Directors are now seeking to renew the authority granted at the EGM.  Any ADSs repurchased will be converted to Ordinary Shares and cancelled as will Ordinary Shares repurchased, and the number of Ordinary Shares in issue will reduce accordingly.

In line with the authority granted at the EGM, the maximum price at which Ordinary Shares traded on the Irish Stock Exchange or the London Stock Exchange could be repurchased would be the higher of (i) 5% above the average market value of the Company's Ordinary Shares on the Irish Stock Exchange for the five business days prior to the date of purchase and; (ii) the price stipulated by Article 5(1) of Commission Regulation (EC) of December 22, 2003 (No. 2273/2003), being the higher of the last independent trade and the highest current independent bid on the trading venue on which the shares are being repurchased. It is further proposed that the maximum price at which Ordinary Shares which underlie the Company's ADSs which are traded on NASDAQ could be repurchased would be 5% above the average market value of one-fifth of the Company's ADSs on NASDAQ for the five business days prior to the date of purchase (as one ADS represents five Ordinary Shares).

The minimum price at which Ordinary Shares could be repurchased would be their nominal value of 0.635 euro cents. The authority will also enable the Company to repurchase in US dollars or euro.

Resolution 7 - Adoption of the Ryanair Share Option Plan 2013

Resolution7 seeks the approval of shareholders for a new incentive plan, the Ryanair Share Option Plan 2013 (the "Plan"), for senior employees and directors of the Group.

The Board has decided, based on recommendations of the Remuneration Committee and subject to shareholder approval, to introduce the Plan to reward, retain and incentivise selected senior employees and directors.  The Plan has been designed to align the interests of participants in the Plan with those of shareholders, to encourage participants to focus on the strategic objectives of the Company and in doing so achieve long term growth in shareholder value.  No share option grants were made since 2008 and having recently completed the Boeing Agreement to purchase 175 new aircraft over a five year period the Company believes that it is now appropriate to provide for new option grants that will reflect the financial and commercial targets it has set itself for the next five year period and beyond.

The Plan will replace two stock option plans previously approved by shareholders (Option Plan 2000 and Option Plan 2003) for all future grants, as both of these plans have expired, although any subsisting options granted under Option Plan 2000 or Option Plan 2003 that have not yet lapsed will continue to be governed by the terms of those plans, as applicable.

The principal features of the Plan are set out in Appendix 1 to this Notice.

Recommendation of Directors

The Directors believe that the passing of the Resolutions set out in the Notice of Meeting is in the best interests of the Company and its shareholders as a whole and the Directors unanimously recommend that you vote in favour of such Resolutions as they intend to do in respect of their own beneficial holdings in Ordinary Shares which, as at the date of this letter, represent approximately 4.2% of the issued share capital of the Company.

Yours sincerely,

David Bonderman
Chairman

NOTICE OF AN ANNUAL GENERAL MEETING OF
RYANAIR HOLDINGS PLC
__________________________________________________________________________________________________________________________________________________________________________________

NOTICE is hereby given that the Seventeenth Annual General Meeting of the Company will be held at The Radisson Blu Hotel, Dublin Airport, Co. Dublin, Ireland on September 20, 2013 at 9.00 a.m. for the following purposes:

Ordinary Business

1. To receive and consider the accounts for the year ended March 31, 2013 and the reports of the Directors and Auditors thereon.

2. To re-elect the following Directors who retire in accordance with the Company's Articles of Association, and being eligible, offer themselves for re-election:

(a) Charles McCreevy
(b) Declan McKeon

                To elect the following additional Directors who are recommended by the Board of Directors and were appointed by the Board of Directors at the meetings of the Board held on December 13, 2012 (c and d) and July 26, 2013
                 (e), and being eligible, offer themselves for election:

(c) Julie O'Neill
(d) Louise Phelan
(e) Dick Milliken

3. To authorise the Directors to fix the remuneration of the Auditors.

Special Business

To consider and, if thought fit, pass the following Resolution as an Ordinary Resolution:

4.             "That the Directors be and they are hereby generally and unconditionally authorised in substitution for all existing authorities to exercise all powers of the Company to allot and issue all relevant securities (as defined by
                Section 20 of the Companies (Amendment) Act, 1983 (the "1983 Act") up to an aggregate nominal amount equal to the authorised but unissued share capital of the Company at the conclusion of this meeting, and the authority hereby conferred shall expire at the close of business on September 20, 2018 unless previously renewed, varied or revoked by the Company in general meeting provided however, that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted or issued after this authority has expired, and the Directors may allot and issue any such securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."

5. To consider and, if thought fit, to pass the following Resolution as a Special Resolution:-

                 "That, subject to the passing of Resolution 4, the Directors be and they are hereby empowered pursuant to Section 23 and Section 24(1) of the 1983 Act to allot equity securities within the meaning of the said Section 23 for cash pursuant to the authority conferred on the Directors under Section 20 of the 1983 Act by Resolution 4 above as if Section 23(1) of the 1983 Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities (including in the case of sub-paragraphs (a), (b) and (c) below, any shares purchased by the Company pursuant to the provisions of Part XI of the Companies Act, 1990 and held as treasury shares (as defined therein)):

(a) on the exercise of any option granted pursuant to the Ryanair Holdings plc Share Option Plans of 2000, 2003 and (subject to the passing of resolution 7) 2013;

                  (b)          in connection with a rights issue where the equity securities are offered to shareholders proportionately to the respective numbers of shares held by such shareholders but subject to such exclusions as the
                                 Directors may deem fit to deal with fractional entitlements or legal and practical problems arising in or in respect of any overseas territory; and

(c) otherwise than in pursuance of (a) or (b) above, up to an aggregate nominal value of the greater of €451,911 or 5% of the issued share capital of the Company,

                  and shall unless previously renewed, revoked or varied by special resolution of the Company in general meeting, expire 15 months from the passing of this Resolution or, if earlier, on the close of business on the day following the next Annual General Meeting of the Company after the passing of this resolution, save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry, and the Directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired."

6. To consider and if thought fit pass the following Resolution as a Special Resolution:-

                "That the Company and/or any subsidiary (as such expression is defined by Section 155 of the Companies Act, 1963) of the Company be and they are hereby generally authorised to make market purchases (as defined by
                Section 212 of the Companies Act, 1990) of the Company's Ordinary Shares on such terms and conditions and in such manner as the Directors or, as the case may be, the Directors of such subsidiary, may from time to time determine in accordance with and subject to the provisions of the Companies Act, 1990 and the following restrictions and provisions:

(i) the maximum aggregate number of shares authorised to be acquired pursuant to this resolution shall not exceed 71.17 million Ordinary Shares;

(ii) the minimum price (exclusive of expenses) which may be paid for any such Ordinary Share shall be an amount equal to the nominal value thereof;

(iii) the maximum price (exclusive of expenses) which may be paid for any such Ordinary Share shall not exceed the higher of:

A.  the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase is carried out, as stipulated by Article 5(1) of Commission Regulation (EC) (No.
      2273/2003) of December 22, 2003 implementing the Market Abuse Directive 2003/6/EC as regards exemptions for buy-back programmes and stabilisation of financial instruments; and

B. 105% of the average of the Relevant Price for such Ordinary Shares of the same class for each of the five (5) business days immediately preceding the day of the purchase of the Ordinary Shares; and

               (iv)          for the purpose of sub-paragraph (iii)(B), "Relevant Price" means, in respect of the purchase of Ordinary Shares traded on the Irish Stock Exchange or the London Stock Exchange, on any business day on which there shall be a dealing in the Ordinary Shares on the Irish Stock Exchange (or any successor thereto) in respect of shares of the same class, the official closing price in respect of such shares as published in the Irish Stock
                               Exchange Daily Official List or any successor publications thereto (the "ISE List") and, in respect of any business day on which there shall be no such dealing, the ISE Closing Mid-Market Price as derived from the
                               ISE List;

               (v)           for the purpose of sub-paragraph (iii)(B), "Relevant Price" means, in respect of the purchase of Ordinary Shares underlying American Depositary Shares traded on NASDAQ, on any business day on which there shall be a dealing in ADSs on NASDAQ (or any successor thereto), one-fifth of the NASDAQ Official Close Price in respect of such ADSs as published by NASDAQ (or its equivalent if such a price is no longer published by NASDAQ) and, in respect of any business day on which there shall be no such dealing, one-fifth of the NASDAQ Official Open Price in respect of such ADSs on that day as published by NASDAQ (or its equivalent if such a price is no longer published by NASDAQ);

               (vi)          PROVIDED THAT if no ISE Closing Mid-Market Price is available on the Irish Stock Exchange, for the purposes of (iv) above for any particular day, then that day shall not count as one of the said five (5) business days for the purpose of determining the Relevant Price, and, at the discretion of the Directors, either another business day preceding the day of purchase of the shares on which such a price is available shall be substituted for such day, or the number of business days by reference to which the Relevant Price is to be calculated shall be reduced accordingly. If the means of providing the foregoing information as to dealings and prices, by reference to which the maximum price is to be determined, is altered or is replaced by some other means, then the maximum price shall be determined on the basis of the equivalent (as nearly as practicable) information published by the relevant authority in relation to dealings or, if no such information is available, by such other method as the Directors shall determine to be fair and reasonable;

(vii) for the purposes of this resolution the "ISE Closing Mid-Market Price" shall be the average of the closing best bid and the closing best offer as published on the ISE List; and

               (viii)        This authority will expire on the earlier of the date of the next Annual General Meeting or 15 months from the date of the passing of this resolution, unless previously varied, revoked or renewed in accordance with the provisions of Section 215 of the Companies Act, 1990. The Company or any subsidiary may before such expiry enter into a contract for the purchase of Ordinary Shares which would or might be wholly or partly executed after such expiry and may complete any such contract as if the authority conferred hereby had not expired."

7. To consider and, if thought fit, to pass the following resolution which will be proposed as an ordinary resolution:

              "That the Directors be and are hereby authorised to adopt and implement a new share option plan for the directors and senior employees of the Company (to be known as the Ryanair Share Option Plan 2013 ("the Plan"))
              which Plan will incorporate the provisions set out in the Plan summary attached as Appendix 1 to the Notice to the shareholders of the Company, (which summary was also produced to this meeting and initialled by the
              Secretary for the purposes of identification) subject only to such minor amendments as any Director shall deem necessary or desirable and that the Directors of the Company be and are hereby authorised to implement such
              Plan and to grant awards thereunder and to execute such documents and do all acts and things as may be necessary or desirable to give effect to this resolution."

By the Order of the Board

Juliusz Komorek
Secretary

Registered Office:
Ryanair Corporate Headquarters,
Dublin Airport,
County Dublin,
Ireland.

NOTES

1.     Only persons registered in the Register of Members of the Company (or their duly appointed proxies or representatives), at 6.00 p.m. on Wednesday, September 18, 2013 or, if the Annual General Meeting is adjourned, 48 hours
        (occurring on working days only) before the time appointed for the adjournment (the "record date"), shall be entitled to attend, speak, ask questions and vote at the Annual General Meeting in respect of the number of shares registered in their name at the record date. Changes to the Register after the record date shall be disregarded in determining the right of any person to attend and/or vote at the Annual General Meeting or any adjournment thereof.

2.     Any member of the Company attending the Annual General Meeting has the right to ask questions related to items on the agenda of the Annual General Meeting and to have these questions answered by the Company subject to any reasonable measures the Company may take to ensure the proper identification of the member and provided:

a. answering the question does not unduly interfere with preparation for the Annual General Meeting or the confidentiality and business interests of the Company; or

b. the question has not already been answered on the company's website in a questions and answers format; or

c. the Chairman of the Annual General Meeting is satisfied that answering the question will not interfere with the good order of the Annual General Meeting.

3.     A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy as an alternate to attend, speak and vote instead of him/her and may appoint more than one proxy to attend on the same occasion in respect of shares held in different securities accounts. A proxy need not be a member of the Company. The deposit of an instrument of proxy will not preclude a member from attending and voting in person at the Meeting or at any adjournment thereof.

4.     A form of proxy is enclosed with this Notice. To be effective, the form of proxy duly completed and signed together with any authority under which it is executed or a copy of such authority certified notarially must be deposited at the offices of the Company's Registrar, Capita Registrars (Ireland) Limited, 2 Grand Canal Square, Dublin 2, Ireland, or by post to P.O. Box 7117, Dublin 2, Ireland, in either case not less than 48 hours before the time appointed for the Annual General Meeting or any adjournment thereof.

5.     In addition to note 4 above and subject to the Articles of Association of the Company and provided it is received not less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof the appointment of a proxy form may also:

a. be submitted by fax to +353 (1) 2240700, provided it is received in legible form; or

b. be submitted electronically, via the internet by accessing the Company's Registrar's website www.capitaregistrars.ie, selecting <Shareholder Portal> and following the instructions thereon; or

        c.       be submitted through CREST in the case of CREST members, CREST sponsored members or CREST members who have appointed voting service providers. Submissions through CREST must be completed in accordance with the procedures specified in the CREST Manual and received by the Registrar under CREST Participant ID 7RA08.

6.     The Form of Proxy for corporations must be executed under its common seal, signed on its behalf by a duly authorised officer or attorney and submitted in accordance with either note 4 or note 5 above.

7.     Any member(s), holding at least 3% of the Company's issued share capital, representing at least 3% of the voting rights, may put an item on the agenda of an Annual General Meeting provided that such item is accompanied by reasons justifying its inclusion or the full text of any draft resolution proposed to be adopted at the Annual General Meeting.  A request by a member to put an item on the agenda or to table a draft resolution at an Annual General
        Meeting shall be received by the company in hardcopy form or in electronic form at least 42 days before the Annual General Meeting to which it relates.  Member(s) holding at least 3% of the Company's issued share capital, representing at least 3% of the voting rights, may also table a draft resolution for an item on the agenda of a general meeting.

8.     Where shares are jointly held, the vote of the senior holder who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other registered holder(s) of the share(s) and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

9. Where a poll is taken at an Annual General Meeting any shareholder, present or by proxy, holding more than one share is not obliged to cast all his/her votes in the same way.

10.   Copies of the Directors' service contracts with the Company are available for inspection at the registered office of the Company during normal business hours on any weekday (Saturdays, Sundays and public holidays excluded)
        from the date of this Notice until the conclusion of the Annual General Meeting and at the place of the Annual General Meeting for at least 15 minutes prior to and during the Annual General Meeting.

11.   Information regarding the Annual General Meeting including a copy of this Notice, details of the total number of shares and voting rights at the date of this Notice, and copies of documentation relating to the 2013 Annual
        General Meeting, including proxy forms and draft resolutions, are available on Ryanair's website, www.ryanair.com.

Appendix 1
Summary of Plan

Principal features of the Ryanair Share Option Plan 2013

The Ryanair Share Option Plan 2013 ("the Plan") provides for the delivery of fully paid ordinary shares in Ryanair Holdings plc (the "Company") to selected senior employees and directors of the Company or its subsidiaries.  The awards are subject to a vesting period and the satisfaction of certain performance conditions, as outlined below.

Basis of the Plan

The Plan provides for the grant of options to acquire shares ("Options") to selected senior employees and directors.  The Options will give participants a right to acquire a predetermined number of shares at a price per share equal to the market value of a share at the date of grant, subject to a vesting period and the achievement of certain performance conditions.  During the vesting period participants will have no beneficial entitlement to the shares, and in particular no dividend or voting rights in respect of the shares.

The Remuneration Committee will have responsibility for overseeing and administering the Plan.

Participation in the Plan

Any person who is a director or a senior employee of the Company or any subsidiary is eligible to participate.  The Remuneration Committee in its absolute discretion will be responsible for nominating an eligible person for participation in the Plan.  It is intended that grants of Options under the Plan will in practice be limited to key members of the senior management team and directors of the Company.

Awards made under the Plan are not pensionable.

Dilution Limits

In any ten year period no more than five per cent of the Company's issued shares may be acquired pursuant to the Plan.

Vesting and Performance Conditions

All Options will be subject to a five year performance period beginning with the financial year in which a grant occurs.  There is an overriding time-based vesting condition such that even when designated performance targets are met, no Option will vest prior to the end of the fifth financial year comprising the performance period.

The Remuneration Committee has discretion to determine the financial performance targets that must be met with respect to each financial year.  Those targets will relate directly to the achievement of certain year-on year growth targets in the Company's profit after tax figures for each of the five financial years of the performance period and/or certain share price targets.  Such targets will be appropriately challenging and will require a sustained and continuous improvement in the financial performance of the Company. The Remuneration Committee is committed to using a performance measurement package that is demanding and by setting Plan targets by reference to a five year performance period, the Remuneration Committee will ensure that senior management and directors who are considered key to the business will be appropriately incentivised to strive for and deliver long term benefits to shareholders.

Profit after tax targets set in respect of a particular Option grant may be adjusted by the Remuneration Committee subsequently to take account of i) exceptional items recorded as such in the audited accounts of the Company for any financial year that falls into the performance period of that Option or ii) other extraordinary events that are outside of the Company's control and which have a material impact on the financial performance of the Company where such adjustment, in the opinion of the Remuneration Committee (acting fairly and reasonably) is necessary to maintain the integrity and purpose of the Plan.

The proportion of an Option that vests at the end of the five year performance period will be based on whether individual targets for each financial year are met, with twenty per cent of the Option vesting for each financial year's target that is met.  If a profit after tax target for an individual financial year is not met but the aggregate cumulative profit after tax target for the full five year period is met, the Option may still vest in full.  In certain circumstances, exceptional and sustained share price performance in excess of pre-determined targets set by the Remuneration Committee prior to an Option grant, during the five year performance period relating to that Option grant, may also result in such Option vesting in full at the end of the five year performance period.

Options will lapse on the eighth anniversary of the date of grant, unless they lapse prior to that date on foot of any other provisions of the Plan.

Transferability

In general Options are not transferable save in the event of the death of a participant or where the Remuneration Committee in its absolute discretion has determined that an Option granted to a participant may be transferred to family members of that participant or one or more trusts or other entities for the benefit of or owned by family members of that participant.

Life of Plan
No Options will be capable of being granted more than ten years after the date the Plan is approved by shareholders.

Cessation of Office or Employment

Unvested options will lapse on the date a participant ceases to be a director or employee except in the following circumstances:

• death;

• due to incapacity for health reasons;

• the company in which the participant holds his office or employment ceases to be a member of the Group;

• the business or part of the business to which the participant's employment or office relates has ceased to be owned by the Group; or

• any other reason in the Remuneration Committee's sole and absolute discretion.

Where any of the above circumstances apply, the participant (or his legal personal representative, if applicable) may continue to hold an unvested Option until such time as it vests and is exercised or lapses pursuant to the terms of the Plan.  In exercising its discretion with respect to an unvested Option the Remuneration Committee will consider the extent to which performance criteria have been satisfied at the date of cessation and the period of time from the date of grant to the date of cessation relative to the entire vesting period, unless it deems that this is inappropriate in any particular case.

A participant (or his legal personal representative, if applicable) may continue to hold an Option that has vested as at the date he ceases to be a director or employee for any reason and may exercise that Option at any time up to the date on which it lapses pursuant to the terms of the Plan.

Adjustment on capitalisation, rights issue etc

The terms of an Option may be adjusted on foot of any alteration taking place in the capital structure of the Company.

Change in control

In the event of a change in control of the Company (excluding any internal reorganisation) all Options vest.  Alternatively, and with the agreement of the acquiring company, Options may be exchanged for new Options over shares in the acquiring company.

Alterations

Any material amendment to the advantage of participants in respect of the Option grant period, eligibility criteria, life of the Plan, dilution limits, determination of the Option price, change in control provisions, provisions allowing adjustments of Options in the event of share capital adjustments or provisions on a reconstruction or winding up requires the prior sanction of the Company in general meeting.

No amendment to the disadvantage of participants in respect of rights already granted under the Plan may be made without the approval of such number of participants as hold the majority of shares under Option at that time.

Copies of the rules of the proposed Plan referred to above are available for inspection at the registered office of the Company, Corporate Head Office, Dublin Airport, Co Dublin and at the office of A&L Goodbody Solicitors, 25-28 North Wall Quay, IFSC, Dublin 1, Ireland, during normal business hours on any weekday (except public holidays) up to Friday  September 20, 2013 and at The Radisson Blu Hotel, Dublin Airport, Co. Dublin, Ireland from 15 minutes prior to the Annual General Meeting until the conclusion of the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 14 August , 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary